FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated September 6, 2019

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

inside information

Banco Santander informs of the expiration of the acceptance period of the exchange offers made for all the issued and outstanding Series B shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Santander Mexico Shares” and “Santander Mexico”, respectively) and American Depositary Shares (each of which represents five Santander Mexico Shares) (the “Santander Mexico ADSs”) not held, directly or indirectly, by Banco Santander, which were formally launched in Mexico and the United States of America on 8 August 2019 (the “Offers”).

The results of the Offers have been as follows:

Offer	Santander Mexico Shares tendered	% out of total number of shares to which the Offer was addressed	% of share capital of Santander Mexico
Offer in Mexico	657,117,286	39%	10%
Offer in US [1]	475,050,788.535	28%	7%
Total	1,132,168,074.535	67%	17%

Therefore, Grupo Santander’s shareholding in Santander Mexico will increase from 74.96% to 91.65% of its share capital as a result of the Offers, while the remaining 8.35% will remain held by minority shareholders or as treasury stock.

To satisfy the exchange Banco Santander will issue 381,540,640 new shares (the “New Shares”), which represent approximately 2.35% of Banco Santander’s share capital as of this date (that is, not including the New Shares yet), pursuant to the resolution passed by the extraordinary general shareholders’ meeting held on 23 July 2019. After the issuance of the New Shares, the share capital of Banco Santander will amount to 8,309,057,291 Euros and will be represented by 16,618,114,582 shares of 0.5 Euros of face value each.

It is envisaged that settlement of the Offers and, thus, delivery of the New Shares in exchange of the tendered Santander Mexico ADSs and Santander Mexico Shares will take place on 16 September and 17 September, respectively.

Boadilla del Monte (Madrid), 6 September 2019

Information for investors

In connection with the exchange offer in the United States, Banco Santander filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 and an offer to exchange/prospectus. Investors and security holders are urged to read the registration statement, offer to exchange/prospectus and all other relevant documents filed with the SEC regarding the exchange offer because they contain important information.

All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and from Santander Spain at www.santander.com.

1       Including the Santander Mexico Shares underlying Santander Mexico ADSs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 6, 2019	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer